VIA EDGAR
October 14, 2005
Ms. Jill Davis
Branch Chief, Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pine Valley Mining Corporation (the “Company”) and its Form 20-F filed September 30, 2005 (File No. 0-12660) and Form 20-F/A filed October 3, 2005 (File No. 0-12660)
Dear Ms. Davis:
     As you will recall, in a letter dated April 19, 2005 (the “Comment Letter”), the staff suggested certain engineering comments pursuant to its review of the Company’s Form 20-F for the period ending March 31, 2004 (File No. 012660). In a letter dated April 26, 2005 (the “Response Letter”), the Company, among other things, confirmed that the staff’s suggestions as set forth in the Comment Letter would be incorporated in future Form 20-F filings.
     This letter is submitted in connection with the Company’s filing via the EDGAR system of each of (i) its Form 20-F filed on September 30, 2005 for the period ending March 31, 2005 (the “2005 Annual Report”) and (ii) its Form 20-F/A filed on October 3, 2005 for the period ending March 31, 2005 (the “Amendment No. 1”). As provided in the Explanatory Note of Amendment No. 1, the Form 20-F/A was filed in order to correct an error by the third party financial printer pursuant to which certain textual information regarding the Company’s operations at the Willow Creek Coal Mine was inadvertently omitted from the 2005 Annual Report.
     We sincerely appreciate the staff’s time and constructive suggestions and have, accordingly, endeavored to revise and enhance certain disclosures in the Company’s annual report for the period ending March 31, 2005.

Securities and Exchange Commission
October 14, 2005

     For your convenience, we have repeated your comments in italics followed by our response or reference to the relevant disclosure that appears either in the 2005 Annual Report or the Amendment No. 1. Capitalized terms not otherwise defined below shall have the meanings assigned to such terms in the 2005 Annual Report.
General
SEC Comment #1:
Insert a small-scale map showing the location and access to the property in future filings or as an exhibit enclosed with the filing. See Item 102(3)(B) of Regulation S-K. Also briefly describe the road, barge, and/or railroad access to each of the properties in the text of these future filings.

Note that SEC’s EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. This can be done by including automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900.
Response:
In response to the staff’s comment, we have enhanced certain disclosures to provide additional information with respect to access to the Willow Creek Properties via the highway and railroads. As an example, please see “Item 4.B.—Information on the Company—Business Overview” under the sub-heading Coal Transportation in the 2005 Annual Report for a more comprehensive disclosure of the railcar system which transports processed coal from the Willow Creek Coal Mine to seagoing vessels at the Neptune Terminals in North Vancouver, British Columbia, Canada.
Please also see “Item 4.B.—Information on the Company—Business Overview” under the sub-heading Location and Infrastructure of The Willow Creek Coal Mine in the 2005 Annual Report for the map which illustrates the access via principal highways and railway mainlines to the Company’s mining operations at the Willow Creek Coal Mine near Chetwynd, British Columbia, Canada. Amendment No. 1 includes certain textual information following this map which was previously omitted from our 2005 Annual Report.

Securities and Exchange Commission
October 14, 2005

Also, in “Item 4.D.—Information on the Company—Property, Plant and Equipment” under the sub-heading Willow Creek Properties Description in the 2005 Annual Report, we have included a map which illustrates the location of the coal licenses held by the Company and the proximity of these licenses to the roads, railways and waterways of British Columbia, Canada.
SEC Comment #2:
For each of the mines, provide the disclosures required by Industry Guide 7(b) in future filings. In particular, provide a brief discussion of:
•	The coal beds of interest, including minable coal thickness.

•	The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

•	A list of your coal processing and/or handling facilities.

•	The road, barge and/or railroad access to each of your properties.

•	The present condition of the mine.

•	Material events of interest concerning the mine, adverse or otherwise within the last three years.

•	Any mine expansions, contractions or decommissioning within the last three years.

•	Any planned expansions or reductions in mining.

•	Any joint ownership.

•	Any use of mining contractors.
Response:
In response to the staff’s comment, we have enhanced certain disclosures in the 2005 Annual Report under each of “Item 4 — Information on the Company” and “Item 5 — Operating and Financial Review and Prospects” to comply with Industry Guide 7(b) with respect to the Company’s operational mining project at the Willow Creek Coal Mine.
In addition, as discussed in greater detail in the 2005 Annual Report under “Item 4.B.—Information on the Company—Business Overview” under the sub-heading Exploration and Development Activities at Pine Pass, the Company has only recently advanced its exploration program at the Pine Pass property with the commencement of a drilling program. The results from the drilling program, which the Company has not yet received, are expected to provide additional information with respect to, among other things, the structural geology and coal quality of the Pine Pass deposits.

Securities and Exchange Commission
October 14, 2005

SEC Comment #3:
Please insure future filings illustrate throughout the reserve tables any undeveloped reserves are segregated form the developed reserves or reserves currently under development. Also highlight which properties are under construction with something visible in the table, such as an asterix after the name. Revise as needed.
Response:
In response to the staff’s comment, we have revised the table titled “Summary of Surface Reserves and Resources” in the 2005 Annual Report (the “Coal Reserve Table”) under “Item 4.D.—Information on the Company—Property, Plant and Equipment.” The footnotes to the Coal Reserve Table provide that each of the Willow Coal Creek Mine and the Pine Pass property are under varying levels of construction and development.
SEC Comment #4:
Proven and probable reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that future filings consider all legal, economic and technical factors. For further details, consult a general letter to coal operators found on our website at
http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.
Response:
In response to the staff’s comment, we have revised the Coal Reserve Table. As provided in Footnote 4 to the Coal Reserve Table, “measured and indicated” reserves at the Willow Creek Coal Mine and the Pine Pass property were cataloged as such by Norwest Corporation (“Norwest”) in connection with a bankable feasibility study and calculated in accordance with the requirements of Canadian National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-21 (the “Study”). The Study was initially prepared in 1996 and has been periodically updated by Norwest, most recently in a report dated July 28, 2005. The Company has relied on the Study in evaluating the legal, economic and technical factors of its proven and probable coal reserves.

Securities and Exchange Commission
October 14, 2005

SEC Comment #5:
In future filings tabulate the reserves into assigned and unassigned categories. “Assigned” and “unassigned,” reserves are defined in the following manner: Assigned reserves refer to coal production which is developed or produced from past or present capital expenditures. These expenditures developed and commissioned operating mines, pits, a portal, shafts, purchased mining equipment, and constructed plant facilities, and also includes all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property. The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.
Response:
In response to the staff’s comment, we have revised the Coal Reserve Table and tabulated the reserves from the Willow Creek Coal Mine and the Pine Pass property into “assigned” and “unassigned” categories.
     We hope that the disclosures in our 2005 Annual Report and Amendment No. 1 are responsive to the suggestions in your Comment Letter. To the extent you have additional questions or require additional information please do not hesitate to contact the undersigned at (604) 682-4678.
Very truly yours,
/s/ Martin Rip
Martin Rip, LLB, CA
Vice President, Finance and CFO

cc:	Graham Mackenzie John J. Jenkins Varnesh Sritharan